Exhibit 99(a)(3)

        Dixon Mill Investor, LLC
350 Veterans Boulevard
Rutherford, New Jersey 07070

February 26, 2004

TO HOLDERS OF UNITS OF
WILDER RICHMAN HISTORIC PROPERTIES II, L.P.

  Re:
  Amended Offer to Purchase Units

Dear Unit Holder:

        Dixon Mill Investor, LLC (the "Purchaser") is amending its offer to purchase units of limited partnership interests ("Units") of Wilder Richman Historic Properties II, L.P. (the "Partnership") for a purchase price of $13,500 per Unit, without interest, less the amount of distributions made to you after the date of the Offer and extending the expiration date of the offer to Friday, March 12, 2004. The amended offer no longer contains a minimum tender condition, nor is the Purchaser going to solicit the consent of Unit holders to amend the Partnership Agreement as a condition to its offer. Capitalized terms not defined herein shall have the meanings given to them in the Amended Offer to Purchase dated February 26, 2004.

        Please consider the following points:

          The Offer price is HIGHER THAN THE HIGHEST PRIOR OFFERS for Units of which Purchaser is aware, made in June 2003 for up to 80 Units at a price of $9,200 per Unit (equivalent to $7,875 per Unit, taking into account the August 2003 distribution of approximately $1,325 per Unit), in January 2004 for 32 Units, or approximately 4% of the outstanding Units, at a price of $11,500 per Unit, and in January 2004 for up to 317 Units, or approximately 40% of the outstanding Units, at a price of $13,300 per Unit. The General Partner of the Partnership made no recommendation as to whether Unit holders should tender their Units in response to the January 2004 offer for up to 317 Units.

          The Purchaser has eliminated two significant conditions to its original offer: (i) the condition that a minimum number of Units be tendered and (ii) the condition that its consent solicitation to amend certain provisions of the Partnership Agreement be successful.

          An Agreement of Transfer and Letter of Transmittal (green form) is enclosed which you can use to accept the Purchaser's offer. Please sign it and return it promptly in the envelope provided. We urge you to read our Amended Offer to Purchase dated February 26, 2004 completely.

          IF YOU HAVE ALREADY TENDERED YOUR UNITS TO THE PURCHASER, YOU DO NOT NEED TO SEND A NEW AGREEMENT OF TRANSFER AND LETTER OF TRANSMITTAL.

          IF YOU HAVE ALREADY TENDERED YOUR UNITS TO EVEREST INVESTORS 14, LLC AND YOU WISH TO TENDER YOUR UNITS TO US INSTEAD, (I) YOU SHOULD FAX A WRITTEN NOTICE INCLUDING YOUR NAME, YOUR SIGNATURE AND THE NUMBER OF UNITS TO BE WITHDRAWN TO EVEREST AT 626-585-5929 IMMEDIATELY, AS THE EVEREST TENDER OFFER IS SCHEDULED TO EXPIRE ON FEBRUARY 27, 2004, UNLESS EXTENDED, AND YOU WILL NOT BE ABLE TO WITHDRAW UNITS ONCE THE TENDER OFFER HAS EXPIRED, AND (II) ONCE YOUR UNITS HAVE BEEN WITHDRAWN FROM EVEREST'S OFFER, YOU SHOULD COMPLETE AND SUBMIT THE ENCLOSED AGREEMENT OF TRANSFER AND LETTER OF TRANSMITTAL.

          The Offer is scheduled to expire on Friday, March 12, 2004. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact our information agent, MacKenzie Partners, at (800) 322-2885 (toll free).

Very truly yours,
DIXON MILL INVESTOR, LLC